Exhibit 12.1

INVESCO MORTGAGE CAPITAL INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred dividends for each of the periods presented. The ratio of earnings to combined fixed charges and preferred dividends was computed by dividing earnings by our combined fixed charges and preferred dividends. For purposes of calculating this ratio, “earnings” include pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges. “Fixed charges” consist of interest on all indebtedness determined in accordance with GAAP. “Preferred dividends” consist of dividends paid on our issued and outstanding preferred stock.

	Six Months Ended June 30, 2017	Years Ended December 31,
		2016	2015	2014	2013	2012
Net Income (Loss)	$147,252	$257,698	$114,055	$(217,540)	$157,474	$335,126
Add: (Income) Loss from Equity Investees	1,688	(2,392)	(12,630)	(6,786)	(5,345)	(7,169)
Less: Preferred Dividends	(11,432)	(22,864)	(22,864)	(17,378)	(10,851)	(5,395)

Adjusted Earnings	137,508	232,442	78,561	(241,704)	141,278	322,562
Add: Fixed Charges
Interest Expense	82,479	157,354	277,973	281,895	332,252	237,405
Preferred Dividends	11,432	22,864	22,864	17,378	10,851	5,395

Total Combined Fixed Charges	93,911	180,218	300,837	299,273	343,103	242,800
Total Earnings Available for Fixed Charges and Preferred Dividends	$231,419	$412,660	$379,398	$57,569	$484,381	$565,362

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.5x	2.3x	1.3x	*	1.4x	2.3x

*	Due to voluntary discontinuation of hedge accounting for our interest rate swap agreements effective December 31, 2013, the ratio was less than 1:1 for the year ended December 31, 2014. We would have needed to generate additional earnings before income taxes of $241,704 to achieve a coverage of 1:1.